[Letterhead of Sutherland Asbill & Brennan LLP]

June 5, 2014

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.

Registration Statement on Form N-2

File Nos.: 333-195652; 811-22432

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 29, 2014, with respect to the Company’s registration statement on Form N-2 (File No. 333-195652), filed with the Commission on May 2, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Amendment No. 1 to the Registration Statement filed concurrently herewith.

Prospectus

1.	Item 34 (Undertakings)—Please revise Number (7) to state that a post-effective amendment will be filed for rights offerings at prices below net asset value.

The Company has revised Item 34 (Undertakings) Number (7) in the Prospectus in response to the Staff’s comment.

Accounting Comments

2.	Section 10(a)(3) of the 1933 Act states “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.” The current prospectus on file includes audited financial statements as of March 31, 2013, and after July 31, 2014, they would be considered stale financial statements. Represent to the staff that as of July 31, 2014, no shares will be sold until a new prospectus has been declared effective with updated audited financial statements.

Ms. Mary A. Cole

June 5, 2014

The Company acknowledges the Staff’s comment and confirms to the Staff that audited financial statements for fiscal year ended March 31, 2014 have been included in Amendment No. 1 to the Registration Statement file concurrently herewith.

3.	Represent supplementally to the staff that a prospectus supplement will be filed if the assumptions used in the calculation of the fee table are not accurate.

The Company advises the Staff on a supplemental basis that, in connection with any offering undertaken pursuant to the Registration Statement, it will update fees and expenses in any prospectus supplement to reflect changes in the assumptions included in the Prospectus.

4.	Include a line in the Statement of Assets and Liabilities below the total liabilities titled “Commitments and Contingencies.” Include a reference on the line to footnote 8 to the Financial Statements where Commitments and Contingencies are discussed further. See Regulation S-X 6-04.

The Company has added the above-referenced disclosure in its Statement of Assets and Liabilities for the year ended March 31, 2014 , which is also included in Pre-Effective Amendment No.1 to the Registration Statement filed concurrently herewith.

5.	Page 9 of the prospectus states that $40 million of CLO Equity was non-cash income- producing as of September 30, 2013 (however they were all projected to be cash producing no later than the quarter ended March 31, 2014). The Schedule of Investments does not note any of the CLO Equity investments as non-income producing. Discuss in your response why these investments are not noted as non-income producing. In addition, footnote 2 to the Financial Statements, Investment Income, states “interest income in the “equity” class of securities of CLO investment vehicles is recorded based upon an estimation of an effective yield to maturity utilizing assumed cash flows. The Fund monitors the expected cash flows from its CLO equity investments, including the expected residual payments, and effective yield is determined and updated periodically.” Supplementally discuss whether these non-cash income-producing securities are still accruing interest income or if they are in a nonaccrual status. Include in that discussion if an incentive fee is accrued for these investments. As of March 31, 2014, did these investments all make their inaugural cash distributions?

Ms. Mary A. Cole

June 5, 2014

The Company advises the Staff on a supplemental basis that the Prospectus is referring to the actual cash-flows from the CLO equity investments, not the GAAP earnings. GAAP earnings are recognized on the effective yield method and accrual of income begins upon purchase of the investment (similar to a debt instrument); therefore, while an investment is not yet cash-flowing (i.e. has not made its inaugural distribution) in the early quarters, consistent with the terms of its indenture, it is likely generating income from a GAAP perspective. None of the investments in the portfolio were non-income producing although several were still non-cash income producing at the end of the period. The Company also notes that the incentive fee is calculated based upon GAAP earnings, which has historically resulted in lower incentive fees than would have been the case if these fees had been calculated based upon the actual cash received from the CLO equity investments.  As of March 31, 2014, all of the CLO equity investments identified in the Prospectus as non-cash income producing had made their inaugural cash distributions. (The Company also notes that the reference to “September 30, 2013” in the breakdown section of the disclosure on page 9 should read “December 31, 2013.”)

6.	Confirm supplementally that the investments do not have a payment in kind (PIK) component to them. If so, ensure that the cash interest is stated along with the PIK component.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company’s investments do not have any payment-in-kind (“PIK”) interest components.

7.	Footnote 5 to the Schedule of Investments states the CLO secured notes generally bear interest at a rate determined by reference to LIBOR which resets quarterly. Provide more specific disclosure going forward on which LIBOR rate is being referenced (e.g., 1 month LIBOR, 3 month LIBOR, etc.) If various LIBOR rates are used, include in footnote disclosure the various LIBOR rates at the year end of the Company. In addition, the footnote states that the rate is “generally” referenced to LIBOR. Could it be referenced to another alternate base rate method? If so, please provide more detail for a reader to understand the rate on which the CLO is referenced.

The Company acknowledges the Staff’s comment and will revise the above-referenced disclosure in its subsequent schedule of investments in response to the Staff’s comment. The Company’s current disclosure states that LIBOR rates reset quarterly, which implies 3 month LIBOR. The Company will include the reference to 3 month LIBOR in its subsequent schedule of investments.  The use of the word “generally” is meant to encompass the possibility that there could be a different basis, or even a fixed rate, although none of the Company’s CLO debt investments have historically had or currently have any LIBOR basis other than 3 month LIBOR.

8.	The character of the distributions in the Statement of Changes should be consistent with the reference in the Statement of Assets and Liabilities of distributions in excess of net investment income. The distributions in the Statement of Changes are characterized by “Distributions from net investment income” and “Distributions from realized gain on investments.” During March 31, 2014 (sic), $8,388,762 of the distributions was in excess of net investment income for book purposes. Include a separate line for “Distribution in excess of net investment income” in the Statement of Changes.

Ms. Mary A. Cole

June 5, 2014

The Company acknowledges the Staff’s comment and respectfully notes to the Staff that it believes that the description of the character of the distributions is correct as stated, in that the Statement of Assets and Liabilities represents a cumulative figure, while the Statement of Changes represents a periodic figure. In other words, the distributions figure in the Statement of Changes represents the total amount of distributions characterized as being sourced from net investment income for the year, while the figure on the Statement of Assets and Liabilities represents the roll-forward of the prior year’s balance, adjusted for investment income and distributions for the period, as well as book-tax differences.

9.	In your response, please explain why the Financial Highlights do not have a separate line for “Distributions from realized gains on investments.” Please further discuss that line item in the Financial Highlights “Distributions per share based on weighted average share impact.” What does this line represent?

The Company acknowledges the Staff’s comment and has revised its disclosure to include distributions from realized gains in its annual report as of March 31, 2014 and in Amendment No. 1 to the Registration Statement filed concurrently herewith. The line item “distributions per share based upon weighted average share impact” represents the impact on net asset value per share based upon the fact that distributions are paid on shares outstanding at a given point in time, including shares which may have been issued late in the period, and which would have a distorting effect on net asset value per share. The stated or notional per share distribution would not properly identify the impact on net asset value. The traditional solution to such distortions was to include any necessary “rounding” in net realized and unrealized gains and losses, but based upon the magnitude of these impacts the Company determined that a better disclosure was the weighted average share calculation.

10.	Enhance the level 3 disclosure requirements for ASC 820-10-35 on a going forward basis to include all significant unobservable inputs used in the calculation of fair value. The quantitative disclosures state that the unobservable input used includes the non-binding indicative bid prices (“NBIB”.) The discussions in the preceding paragraphs as well as in footnote 1 below the level 3 fair value measurements table states that the NBIB is the starting point and then there are various inputs that are considered in the valuation of the level 3 investments. Various inputs may be considered in determining the fair value. However, the table should include the actual method used to fair value the investment. Refer to the December 12, 2012, AICPA Expert Panel meeting minutes.

The Company will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

Ms. Mary A. Cole

June 5, 2014

11.	In the Statement of Assets and Liabilities, disclose the shares authorized, issued and outstanding for each class of shares (S-X 6-04.16(a)).

The Company acknowledges the Staff’s comment and will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

In addition, in connection with its responses, the Company acknowledges that:

(1)  The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2)  Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

(3)  The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Sheila Stout / U.S. Securities and Exchange Commission

Jonathan H. Cohen / Oxford Lane Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP